

03012436

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51783

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMAC Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___3800 West 80th Street, Suite 996___
                (No. and Street)

___Bloomington___   ___MN___   ___55431___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Michael Sanwald___   ___215-682-1585___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___PRICEWATERHOUSE COOPERS LLP___
           (Name – if individual, state last, first, middle name)

___160 Federal Street___ ___Boston___   ___MA___   ___02110___
     (Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

MAR 21 2003

OATH OR AFFIRMATION

_____Brian Lasko_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____GMAC Investment Services, Inc._____ , as

of_____December 31_____ , 2002____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
EUNICE C. LANGE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005
```

_____
Notary Public

_____
Signature

President
_____
Title

This report** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GMAC Investment Services, Inc.

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS 🄫

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder
of GMAC Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GMAC Investment Services, Inc. ("the Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of GMAC Residential Holding Corp., which is a wholly-owned subsidiary of GMAC Mortgage Group, Inc. As disclosed in Note 8 to the statement of financial condition, the Company has extensive transactions with certain affiliated companies. The financial position of the Company is not indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

February 26, 2003

GMAC Investment Services, Inc.
Statement of Financial Condition
December 31, 2002
(Dollars in thousands, except for par value amounts)

Assets

Cash	$	923
Accounts receivable- affiliate		10
Deposits		5
Intercompany income taxes receivable		492
Property and equipment		27
Total Assets	$	1,457

Liabilities and Stockholder's Equity

LIABILITIES

Accrued expenses	$	69
Accounts payable- affiliate		162
Total liabilities		231

STOCKHOLDER'S EQUITY

Common stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		-
Capital paid in excess of par value		3,500
Accumulated deficit		(2,274)
Total stockholder's equity		1,226
Total Liabilities and Stockholder's Equity	$	1,457

See notes to statement of financial condition.

GMAC Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2002
(Dollars in thousands)

1. **Organization and description of business**

   GMAC Investment Services, Inc. (the "Company") is an introducing broker-dealer based in Bloomington, Minnesota. During 2002, the Company terminated its mutual fund company selling agreement and now limits its activities to the management of certain alliance relationships of an affiliate. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD").

   The Company was capitalized on May 13, 1999 by a $1,000 capital contribution from GMAC Residential Holding Corp. Subsequent capital contributions of $1,500 and $1,000 were made on December 22, 2000 and June 29, 2001, respectively.

   The Company is a wholly-owned subsidiary of GMAC Residential Holding Corp., which is a wholly-owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly-owned subsidiary of General Motors Acceptance Corporation, which is a wholly-owned subsidiary of General Motors Corporation ("GM").

2. **Significant accounting policies**

   Risks and uncertainties- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period.

   Cash- Cash consists of cash in banks.

   Accounts receivable- affiliate- Accounts receivable-affiliate consists of net amounts owed by an affiliate for management services provided by the Company.

   Deposits- Deposits consist of amounts deposited with the NASD. These deposits will be drawn down from time to time by the NASD in satisfaction of license and other Company expenses owing to the NASD.

   Property and equipment- Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets of between two to five years.

   Accounts payable- affiliates- Accounts payable-affiliate consists of net amounts owed to affiliates for processing and payment of operating expenses.

   Income Taxes- Income taxes for financial reporting purposes are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated federal and several unitary and/or combined state income tax returns of GM. The Company provides for its taxes pursuant to a tax sharing arrangement with GM and periodically settles amounts which are currently payable or receivable.

GMAC Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2002
(Dollars in thousands)

Fair value of financial instruments- SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate fair value, whether or not such financial instruments are recognized on the balance sheet. The estimated fair values of the Company's financial instruments approximate their carrying amounts.

3.   **Customer transactions**

Customer securities transactions are processed directly through various fund companies on a fully disclosed basis. The fund companies reflect all customer securities transactions on their books and record transactions in accounts that are carried in the names of the customers. Accordingly, the Company does not hold funds for, or owe funds to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company limits its activities to the management of certain alliance relationships of an affiliate.

4.   **Net capital requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter. At December 31, 2002, the company had net capital of $702, which was $687 in excess of its required capital of $15.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.33:1.

5.   **Property and equipment**

Property and equipment as of December 31, 2002 consist of the following:

Furniture, fixtures and equipment	$	106
Less: Accumulated depreciation		(79)
Total	$	27

GMAC Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2002
(Dollars in thousands)

6. **Income taxes**

The following summarizes the Company's income tax benefit for the year ended December 31, 2002:

Assets:		
Depreciation	$	14
Accrued bonuses		32
Total deferred tax assets	$	46
Total deferred tax liabilities	$	-
Total net deferred (asset)/liability	$	(46)

7. **Commitments and contingencies**

The Company is obligated under a non-cancelable operating lease for its office. The lease expires on January 31, 2003 and is to be renewed on a monthly basis.

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully disclosed basis with various fund companies. The fund companies carry the accounts of the Company's customers and are responsible for execution and collection and payment of funds relative to these transactions. The Company seeks to minimize the risks associated with its introducing activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies.

8. **Related party transactions**

The Company is party to a services agreement with an affiliate, GMAC Mortgage Corporation, in which certain costs related to the company's activities were incurred by the affiliate and charged to the Company.

The Company provides management services to an affiliate in support of a certain initiative of the affiliate.

The financial position of the Company and its results of operations are not indicative of that which would have been had the Company operated independently.